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TERMINATION OF JOINT VENTURE AGREEMENT

THIS TERMINATION OF JOINT VENTURE AGREEMENT is made and entered into this the 17th day of September, 1998, by and between REDNECK FOODS, INC ("Redneck") and PIGS "R" US, INC. ("Pigs").

Recitals

This Joint Venture, known as "Redneck Pigs Joint Venture I," was created pursuant to October 9, 1997, Agreement between the parties hereto
(hereinafter referred to as the "Agreement").

The conversion of the Joint Venture into a limited liability company was contemplated in Paragraph 1(B) of the October 9, 1997, Agreement has never been accomplished.

Pursuant to the terms of said Agreement, Redneck is now a ten (10%) percent owner in the Joint Venture and Pigs is now a ninety (90%) percent owner therein.

It is the purpose of this Agreement to set forth the terms by which the Joint Venture will be terminated by Redneck acquiring from Pigs the ninety (90%) percent interest of Pigs in the Joint Venture.

Agreements

In consideration of the mutual promises of the parties hereto and for other good and valuable considerations, the receipt and sufficiency of which is hereby acknowledged, Redneck and Pigs, intending to be legally bound, do hereby agree as follows:

1.      The Joint Venture between Redneck and Pigs is hereby terminated.

2. Redneck and Pigs shall jointly execute the Bill of Sale attached hereto as Exhibit "1" by which the Joint Venture transfers and assigns all property of the Joint Venture to Redneck in its individual proprietary capacity.

3. The consideration to be payable by Redneck to Pigs for the sale shall consist of Redneck's issuance to Pigs of 241,290 shares of the restricted common stock of Redneck (based upon a purchase price of $748,000.00 at $3.10 per share), said purchase price to be adjusted and reduced for any monies due to Redneck from the Joint Venture upon termination of the Joint Venture and unpaid by the Joint Venture as of the closing date and any other accounts payable to the Joint Venture assumed by Redneck in connection with termination of the Joint Venture.

4. Redneck will not assume any employee-related liabilities of the Joint Venture, which liabilities through the termination date shall be paid and satisfied by the Joint Venture. Redneck will also assume all utility deposits and alcoholic beverage licenses held by the Joint Venture. Pigs covenants and agrees to assist Redneck and take any and all actions necessary to accomplish transfer of said utility deposits and alcoholic beverage licenses to Redneck.

5. A certified public accounting firm located in the Orlando, Florida area of Redneck's choice will promptly after execution of this Agreement by all parties hereto audit the books and records of the Joint Venture since its formation and certify to the parties the amount of Redneck common stock to be issued to Pigs hereunder, taking into account any sums due Redneck from the Joint Venture and any accounts payable of the Joint Venture which must be assumed by Redneck upon termination because of insufficient cash of the Joint Venture to pay such accounts payables.

6. The restricted Redneck stock is issued above shall be registered with the United States Securities and Exchange Commission in connection with the next public offering registration of Redneck, upon approval by Sovereign Capital Advisors, L.L.C., or other underwriter/investment advisor to Redneck. Pigs shall not be required to bear any of the expense of such registration. Notwithstanding that said shares when so registered would be freely transferable under applicable federal securities laws and regulations, Pigs acknowledges that a limited trading market will exist for said stock when registered and that the sale of a substantial portion of said stock in open-market transactions could depress the public trading price of Redneck's common stock. Accordingly, Pigs agrees that if Pigs desires to sell more than ten (10%) percent of the registerable shares of Redneck owned by Pigs in any three (3) month period (other than in privately negotiated transactions) (a "Significant Disposition") Pigs will give Redneck twenty (20) days notice prior to initiating a Significant Disposition. Upon receipt of such notice, purchaser will use its best efforts to locate a purchaser for the shares offered for sale in a privately negotiated transaction at a net price to Pigs equal to the closing bid price of Redneck's common stock for the trading date immediately preceding the date of such notice. If such privately negotiated transaction is not consummated within said twenty (20) day notice period, Pigs shall be free to sell said offered shares in open-market transactions.


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The rights and obligations of Pigs under this Paragraph 5 shall pass to the stockholders of Pigs as to any Redneck stock distributed by Pigs to the Stockholders thereof after termination of the Joint Venture.

7. The Options and Rights of Refusal of Pigs pursuant to Paragraph 16 of the Joint Venture Agreement shall continue in full force and effect for a period of five (5) years after the date hereof as provided in the Joint Venture Agreement; provided, however, that Pigs at that time qualifies as a licensee of Redneck under Redneck's customary franchise agreement in effect at such time.

8.    Consummation of this Agreement and termination of the Joint
Venture shall be conditioned upon Redneck entering into a new lease of the restaurant facility presently subleased to the Joint Venture from Robert L. Cazaras, Landlord thereunder.

9.    Pigs, having had day-to-day operating control of the Joint
Venture since its commencement of business, hereby warrants and represents to Redneck that the July 31, 1998, profit and loss and balance sheet statements of the Joint Venture as attached hereto were true and correct as of said date and that the financial condition for the Joint Venture has not materially adversely changed between July 31, 1998, and the termination of the Joint Venture.

10. This Agreement shall be governed in all respects by the laws of the State of Florida. The terms, covenants and provisions of this Agreement shall bind and inure to the benefit of all parties hereto and their respective heirs, executors, administrators, personal representatives and assigns.

IN WITNESS WHEREOF, the undersigned parties have hereunto set their respective hands and seals on behalf of the Joint Venture the day and year first above written.

PIGS "R" US, INC.
By:
President


REDNECK FOODS, INC.
By:  David Womick, President


(Corporate Seal)



Stockholder



Stockholder


Stockholder